UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE SECOND QUARTER 2019 OF $22.3 MILLION, OR $0.56 PER SHARE;

HALF-YEAR 2019 PROFIT OF $43.5 MILLION, OR $1.10 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, July 19, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the second quarter (“2Q19”) and six months (“6M19”) ended June 30, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M19	6M18	2Q19	1Q19	2Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$56.0	$54.5	$27.9	$28.0	$27.9
Fees and commissions, net	$7.5	$8.1	$5.1	$2.4	$5.0
Total revenues	$65.7	$63.4	$33.6	$32.1	$32.7
Impairment loss on financial instruments	$(1.8)	$(3.7)	$(0.8)	$(0.9)	$(1.8)
Impairment loss on non-financial assets	$0.0	$(2.9)	$0.0	$0.0	$(2.9)
Operating expenses	$(20.4)	$(25.7)	$(10.6)	$(9.9)	$(11.4)
Profit for the period	$43.5	$31.1	$22.3	$21.2	$16.6
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.10	$0.79	$0.56	$0.54	$0.42
Return on Average Equity (“ROAE”) (2)	8.8%	6.0%	9.0%	8.6%	6.4%
Return on Average Assets (“ROAA”)	1.37%	0.99%	1.43%	1.31%	1.07%
Net Interest Margin ("NIM") (3)	1.77%	1.75%	1.81%	1.74%	1.81%
Net Interest Spread ("NIS") (4)	1.19%	1.29%	1.22%	1.16%	1.31%
Efficiency Ratio (5)	31.1%	40.5%	31.4%	30.8%	34.8%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,209	$6,054	$6,209	$6,006	$6,054
Investment Portfolio	$88	$94	$88	$90	$94
Total assets	$6,576	$6,331	$6,576	$6,450	$6,331
Total equity	$1,003	$1,047	$1,003	$997	$1,047
Market capitalization (7)	$825	$975	$825	$788	$975
Tier 1 Basel III Capital Ratio (8)	20.4%	20.0%	20.4%	20.1%	20.0%
Total assets / Total equity (times)	6.6	6.0	6.6	6.5	6.0
Liquid Assets / Total Assets (9)	12.8%	10.3%	12.8%	11.9%	10.3%
Credit-impaired loans to Loan Portfolio (10)	1.16%	0.98%	1.16%	1.18%	0.98%
Total allowance for losses to Commercial Portfolio (11)	1.70%	1.44%	1.70%	1.75%	1.44%
Total allowance for losses to credit-impaired loans (times) (11)	1.6	1.6	1.6	1.6	1.6

2Q19 & 6M19 Highlights

•	Bladex reported a profit of $22.3 million in 2Q19, a 34% increase YoY as a result of the Bank’s improved top line revenues, decreased impairment losses and lower operating expenses. The 5% profit improvement QoQ was mainly driven by higher fees and commissions, while maintaining a stable Net Interest Income (“NII”).

•	The Bank’s profits for the 6M19 of $43.5 million resulted on a 40% yearly increase mostly attributable to higher top line revenues and improved efficiency, along with lower impairment losses on financial instruments and other assets.

•	NII of $27.9 million for the 2Q19 remained stable QoQ, with Net Interest Margin (“NIM”) of 1.81% (+7 bps), on lower average funding costs and a better mix of interest-earning assets. NII and NIM for 6M19 reached $56.0 million and 1.77%, a 3% and 2 bps increase YoY, respectively, mainly on the net positive effect from the repricing of higher average LIBOR-based market rates.

•	Fees and commissions income totaled $5.1 million in 2Q19 (+118% QoQ; +2% YoY), reaching to $7.5 million for the 6M19 (-8% YoY). The Bank successfully closed two syndicated transactions during 2Q19, while the letters of credit kept a steady pace of quarterly fee income.

•	Operating expenses decreased 20% YoY to $20.4 million in 6M19, mainly due to lower variable compensation expenses and restructuring charges. 2Q19 operating expenses were $10.6 million, +7% QoQ due to business-related expenses, and -7% YoY on lower salaries and other expenses. Efficiency Ratio stood at 31% for both the 2Q19 (stable QoQ; -4 pts YoY) and 6M19 (-10 pts YoY).

•	2Q19 and 6M19 annualized Return on Average Equity (“ROAE”) increased to 9.0% and 8.8%, respectively, while the Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio at 20.4%.

•	Credit-impaired Loans, also referred as Non-Performing Loans or NPLs, remained stable QoQ at $64.7 million, representing 1.16% of total Loan Portfolio balances, a 2 bps decrease QoQ on higher lending balances at the end of 2Q19. This compares to $54.3 million, or 0.98%, at the end of 2Q18. The total allowance for losses remained at 1.6 times NPL balances for each period.

•	End-of-period Commercial Portfolio balances increased 3% QoQ and YoY to reach $6.2 billion at the end of 2Q19. Average balances were $6.0 billion for the 2Q19 (-1% QoQ; +3% YoY) and 6M19 (+2% YoY).

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer said, “In the second quarter the Federal Reserve began to set the stage for lower interest rates in the second half of the year. The prospect of lower rates inverted the US dollar yield curve – a harbinger of economic recession, which usually weakens the US dollar. Nevertheless, further growth deceleration in both Europe and China continues to make the US dollar attractive, thereby reducing fund flows to emerging markets in general, and Latin America, in particular.

With lower fund flows to Latin America, sagging investment in key countries has become a drag on the Region´s economic growth. Bladex´s growth expectation for 2019 is now closer to the 1% range for Latin America. Our adjustments to economic growth are primarily driven by lower investment, the prospect of diminishing trade volumes, the weight of lower growth rates from developed markets, as well as political uncertainty in key countries.

As such, we continue to believe that the current macroeconomic context offers no room for complacency, and we adjust our portfolio accordingly. To summarize, Bladex continues to perform in the following areas:

•	Originating new loans at higher lending spreads than maturities and with a solid pipeline of syndicated and structured transactions.
•	Increasing deposits, particularly from our Class A shareholders, improving our cost of funds.
•	Keeping expenses under control.
•	Maintaining our credit impaired loans unchanged.
•	Improving our credit reserve coverage and strong Tier I capital ratio.

Against this backdrop, the management of Bladex - as well as its Board of Directors - are cautiously optimistic for the second half of 2019 and look for a continuation of the profitability path we embarked on in the last two quarters.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments, letter of credit contingencies such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) recovery (impairment loss) on financial instruments, such as loans at amortized cost and loan commitments and financial guarantee contracts, as well as impairment loss in other non-financial assets; and (v) direct and allocated operating expenses.

As of June 30, 2019, Commercial Portfolio balance totaled $6.2 billion, up 3% compared to $6.0 billion as of March 31, 2019, and June 30, 2018. Average Commercial Portfolio balances were $6.0 billion for the 2Q19 (-1% QoQ; +3% YoY) and 6M19 (+2% YoY).

The Bank’s traditional client base of financial institutions represented 56% of the total Commercial Portfolio at the end of 2Q19, compared to 55% a quarter ago and 47% a year ago. The portfolio is well diversified across corporate sectors, with total oil and gas exposure (integrated & downstream) down to a combined total of 11% of the total Commercial Portfolio at the end of 2Q19, from 16% a year ago, and the remaining sectors at 5% or lower.

As of June 30, 2019, trade finance transactions remained QoQ at 56% of the short-term Commercial Portfolio, but down from 67% a year ago. 79% of the Commercial Portfolio was scheduled to mature within a year, up from 77% a quarter ago and down from 81% a year ago.

Geographically, the Bank’s largest country exposure remained in Brazil, which decreased to 16% of the total Commercial Portfolio, from 18% a quarter ago and 17% a year ago, of which 85% was with financial institutions at the end of 2Q19. Due to the Bank’s short-term nature of the portfolio, it was able to reduce its exposure in Argentina to 6% of the total Commercial Portfolio from 9% a quarter and year ago, while the Bank increased its lending origination in Chile, taking advantage of good risk/return opportunities, to reach 8% of the total Commercial Portfolio, up from 4% a quarter ago and 3% a year ago. Mexico and Colombia remain the second and third largest country exposures, with 14% and 11% of the total Commercial Portfolio, respectively.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	6M19	6M18	YoY (%)	2Q19	1Q19	2Q18	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$55.4	$55.0	1%	$27.6	$27.8	$27.8	-1%	-1%
Other income	8.1	8.0	2%	5.5	2.6	5.4	113%	2%
Total revenues	63.5	62.9	1%	33.1	30.4	33.3	9%	-1%
Impairment loss on financial instruments	(1.7)	(3.7)	53%	(0.8)	(1.0)	(1.8)	20%	57%
Impairment loss on non-financial assets	0.0	(2.9)	100%	0.0	0.0	(2.9)	n.m.	100%
Operating expenses	(15.5)	(19.6)	21%	(8.1)	(7.3)	(8.8)	-11%	7%
Profit for the segment	$46.3	$36.7	26%	$24.2	$22.1	$19.8	9%	22%

"n.m." means not meaningful.

2019 Second Quarter and Half-Year Commercial Business Segment’s results were $24.2 million (+9% QoQ; +22% YoY) and $46.3 million (+26% YoY), respectively. These results were mainly driven by higher fee income derived from the successful closing of two syndicated transactions during the 2Q19, along with reduced impairment losses and lower operating expenses YoY.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with its balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“OCI”) and investment securities at amortized cost (“Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), recovery (impairment loss) on financial instruments, and direct and allocated operating expenses.

Liquidity balances totaled $843 million at the end of 2Q19, of which 99% were deposits placed with the Federal Reserve Bank of New York, compared to $771 million, or 99% of liquid assets, at the end of 1Q19, and to $649 million, or 97% of liquid assets, at the end of 2Q18. As of these quarter-end dates, liquidity balances to total assets represented 12.8%, 11.9% and 10.3%, respectively, while the liquidity balances to total deposits ratio was 28.0% at the end of 2Q19 and 1Q19, and 21.7% at the end of 2Q18.

The Investment Portfolio balances totaled $88 million as of June 30, 2019, compared to $90 million as of March 31, 2019, and compared to $94 million as of June 30, 2018. As of these dates, this portfolio accounted for only 1% of total assets, mostly consisting of readily-quoted Latin American securities, and of which 78% represented sovereign or state-owned risk at the end of the 2Q19, compared to 76% a quarter ago and compared to 77% a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances were above $3.0 billion at the end of 2Q19, a 10% increase from a quarter ago, and a 1% increase from a year ago. Deposits represented 55% of total funding sources at the end of 2Q19, compared to 52% and 57%, in 1Q19 and 2Q18, respectively. The majority of the deposits are placed by central banks or designees (i.e.: Class A shareholders of the Bank), representing 64% of total deposits at the end of 2Q19 and 1Q19, compared to 73% a year ago. Short- and medium-term borrowings and debt totaled $2.4 billion, which represented a 4% QoQ decrease and an 8% YoY increase, as bond issuances in the Mexican and Tokyo capital markets matured during the quarter, partially offset by a new debt issuance in Japanese Yen. Weighted average funding costs reached 3.28% in 2Q19 and 3.32% in 6M19, down 7 bps from the previous quarter on lower average LIBOR-based market rates and funding spreads, but up 63 bps from 2Q18 and 84 bps from 6M18, mainly reflecting a yearly increase on LIBOR-based market rates.

(US$ million)	6M19	6M18	YoY (%)	2Q19	1Q19	2Q18	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$0.6	$(0.5)	223%	$0.4	$0.2	$0.0	52%	745%
Other income (expense)	1.6	0.9	76%	0.2	1.5	(0.7)	-88%	127%
Total revenues	2.2	0.5	390%	0.5	1.7	(0.6)	n.m.	185%
Recovery on financial instruments	(0.0)	0.0	-119%	(0.0)	0.0	0.0	-235%	-259%
Operating expenses	(5.0)	(6.1)	19%	(2.4)	(2.6)	(2.6)	7%	6%
Loss for the segment	$(2.8)	$(5.6)	51%	$(1.9)	$(0.9)	$(3.2)	-121%	40%

"n.m." means not meaningful.

Second Quarter and Half-Year 2019 Treasury Business Segment’s losses were $1.9 million (-121% QoQ; +40% YoY) and $2.8 million (+51% YoY), respectively. The quarterly decrease was mainly associated to lower other income primarily related to the Bank’s results on its hedging positions. Year-to-date annual improvements were primarily associated to the net positive effect of the Bank’s interest rate GAP position in net interest income, in addition to higher other income reflecting the gain on sale of financial instruments and results on the Bank’s hedging positions, and to lower operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M19	6M18	YoY (%)	2Q19	1Q19	2Q18	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$144.1	$119.4	21%	$70.5	$73.6	$61.9	-4%	14%
Interest expense	(88.1)	(64.9)	-36%	(42.6)	(45.5)	(34.0)	6%	-25%
Net Interest Income	$56.0	$54.5	3%	$27.9	$28.0	$27.9	0%	0%

Net Interest Margin	1.77%	1.75%	2%	1.81%	1.74%	1.81%	4%	0%

NII for the 2Q19 was stable QoQ at $27.9 million, with NIM up 7 bps QoQ to 1.81% in 2Q19 driven by lower average funding costs with a higher average liability deposit base, and the interest-earning assets improved mix as low-yielding liquidity balances declined. NII and NIM were flat YoY.

NII and NIM for 6M19 reached $56.0 million and 1.77%, a 3% and 2 bps increase YoY, respectively, mainly on the net positive effect from the repricing of higher average LIBOR-based market rates, as the Bank maintained a narrow interest rate gap structure benefitted from the short-term nature of its loan portfolio, which allows an agile pass through of the LIBOR-based rates repricing to its asset base.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market.

(US$ million)	6M19	6M18	YoY (%)	2Q19	1Q19	2Q18	QoQ (%)	YoY (%)
Letters of credit and other contingent credits	5.1	6.1	-17%	2.7	2.4	3.0	13%	-11%
Loan structuring and distribution fees	2.4	2.0	19%	2.4	0.0	2.0	n.m.	22%
Fees and Commissions, net	$7.5	$8.1	-8%	$5.1	$2.4	$5.0	118%	2%

"n.m." means not meaningful.

Second Quarter and Half-Year 2019 Fees and Commissions income totaled $5.1 million and $7.5 million, respectively. The successful closing of two syndicated transactions during the 2Q19 more than doubled quarterly Fees and Commission income from a quarter ago, which also represented a 2% YoY increase. Quarterly fee income from the letters of credit business reverted the seasonally lower start of the year with a 13% growth QoQ.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACT LOSSES

(US$ million, except percentages)	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18	30-Jun-18
Allowance for loan losses
Balance at beginning of the period	$102.3	$100.8	$139.3	$85.8	$82.7
Provisions (reversals)	0.9	1.6	(1.3)	53.6	$7.6
Write-offs, net of recoveries	0.0	0.0	(37.2)	0.0	(4.5)
End of period balance	$103.3	$102.3	$100.8	$139.3	$85.8

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.7	$3.3	$3.2	$1.7	$7.4
Provisions (reversals)	(0.1)	(0.6)	0.1	1.6	(5.8)
End of period balance	$2.6	$2.7	$3.3	$3.2	$1.7

Total allowance for losses (loans and loan commitments and financial guarantee contract losses)	$105.8	$105.0	$104.1	$142.5	$87.4

Total allowance for losses to Commercial Portfolio	1.70%	1.75%	1.65%	2.26%	1.44%
Credit-impaired loans to Loan Portfolio	1.16%	1.18%	1.12%	2.08%	0.98%
Total allowance for losses to credit-impaired loans (times)	1.6	1.6	1.6	1.2	1.6

The total allowance for credit losses on the Commercial Portfolio totaled $105.8 million at June 30, 2019, or 1.70% of the portfolio, compared to $105.0 million, or 1.75%, respectively, a quarter ago, and compared to $87.4 million, or 1.44%, respectively, a year ago. The $0.8 million QoQ increase was primarily associated to Commercial Portfolio’s growth at the end of the 2Q19, and higher individually assessed allocation based on lifetime expected credit losses, partially offset by prepaid and reduced exposures on lifetime collectively assessed provision.

Credit-impaired loan balances remained unchanged QoQ at $64.7 million, representing 1.16% of total Loan Portfolio balances, a 2 bps decrease QoQ on higher lending balances at the end of 2Q19. This also compares to credit-impaired loans of $54.3 million, or 0.98% of total Loan Portfolio at the end of 2Q18. As of each reporting period, the total allowance for losses represented 1.6 times the credit-impaired loans balances.

OPERATING EXPENSES

	6M19	6M18	YoY (%)	2Q19	1Q19	2Q18	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	12.1	16.2	-25%	5.8	6.3	6.1	-8%	-4%
Depreciation of equipment and leasehold improvements	1.4	0.6	117%	0.7	0.7	0.3	2%	121%
Amortization of intangible assets	0.4	0.7	-47%	0.2	0.2	0.3	16%	-43%
Other expenses	6.5	8.2	-20%	3.8	2.7	4.6	41%	-17%
Total Operating Expenses	$20.4	$25.7	-20%	$10.6	$9.9	$11.4	7%	-7%
Efficiency Ratio	31.1%	40.5%	-23%	31.4%	30.8%	34.8%	2%	-10%

Operating Expenses totaled $20.4 million in 6M19, 20% lower YoY, mainly from lower variable compensation expense and expenses related to personnel restructuring in 2018, as well as from the resulting lower salary expense base. 2Q19 operating expenses were $10.6 million, up 7% QoQ mostly explained by higher business-related expenses compared to a seasonally low first quarter and down 7% YoY on lower salaries and other expenses.

Efficiency Ratio stood at 31% for both the 2Q19 (stable QoQ; -4 pts YoY) and 6M19 (-10 pts YoY).

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-19	31-Mar-19	30-Jun-18	QoQ (%)	YoY (%)
Tier 1 Capital (8)	$1,002	$997	$1,048	1%	-4%
Risk-Weighted Assets Basel III (8)	$4,902	$4,963	$5,233	-1%	-6%
Tier 1 Basel III Capital Ratio (8)	20.4%	20.1%	20.0%	2%	2%
Total equity	$1,003	$997	$1,047	1%	-4%
Total equity to total assets	15.2%	15.5%	16.5%	-1%	-8%
Accumulated other comprehensive income (loss) ("OCI")	$(3)	$(1)	$2	-268%	-225%
Total assets / Total equity (times)	6.6	6.5	6.0	1%	9%
Shares outstanding (in thousand)	39,602	39,544	39,638	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.6 million common shares outstanding as of June 30, 2019. At the same date, the Bank’s ratio of total assets to total equity was 6.6 times, and the Tier 1 Basel III Capital Ratio stood at 20.4%, with year-on-year decreased level of risk-weighted assets by 6% on the shift of the Commercial Portfolio’s mix composition towards improved country risk exposures, more than offsetting lower year-on-year total equity balances on impairment losses accounted for in 2018.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2019. The dividend will be paid on August 14, 2019, to shareholders registered as of July 30, 2019.

▪	Other Corporate actions:

i.	Due to the passing of its Director and Chairman, Mr. Gonzalo Menendez Duque on June 29, 2019, the Board appointed Mr. Miguel Heras Castro, as the new Chairman on July 16, 2019. Mr. Heras has been serving as Director of the Bank, representing Class E shareholders, since 2015 and is a member of the Finance and Business Committee, the Compliance and Anti-Money Laundering Committee and the Risk Policy and Assessment Committee, of which he became the Chairman in 2017.

ii.	With the aim of furthering Board’s independence, in line with best market and corporate governance practices, Mr. N. Gabriel Tolchinsky has stepped down as Director of the Bank, representing All Classes of shareholders, on July 16, 2019 and will continue to serve the Bank in his capacity as Chief Executive Officer.

iii.	The Board has appointed Ms. Isela Costantini as new Director, representing All Classes of shareholders, replacing Mr. Tolchinsky in this capacity for the remainder of the term, which expires on April 2021. Ms. Costantini’s appointment follows a thorough selection process conducted by the Compensation Committee of the Board, which started last year, involving several other candidates.

▪	Ratings updates: On July 3, 2019, Fitch Ratings affirmed the Bladex’s long- and short-term foreign currency Issuer Default Rating (“IDR”) at “BBB+/F2”, respectively. The outlook was revised to “Negative” from “Stable” on Fitch Ratings’ view that the Bank’s profile could potentially be affected by the ongoing strategic initiatives to contain the challenging conditions in its main markets and products.

▪	Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 17, 2019, in Panama City, Panama, shareholders:

i.	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2018.

ii.	Ratified the appointment of KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

iii.	Re-elected Mr. João Carlos de Nóbrega Pecego as Director representing Class “A” shares of the Bank’s common stock, and Messrs. Ricardo Manuel Arango, Herminio A. Blanco and Roland Holst as Directors representing Class “E” shares of the Bank’s common stock.

iv.	Approved, on an advisory basis, the compensation of the Bank’s executive officers.

Notes:

- Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

- QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 19, 2019 at 11:00 a.m. New York City time (Eastern Standard Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 62357689.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2019	March 31, 2019	June 30, 2018	CHANGE	%	CHANGE	%
	(In US$ thousand)

Assets

Cash and cash equivalents	$869,500	$803,549	$683,523	$65,951	8%	$185,977	27%

Securities and other financial assets, net	104,080	106,549	101,237	(2,469)	(2)	2,843	3

Loans	5,570,574	5,479,172	5,555,254	91,402	2	15,320	0
Interest receivable	44,982	47,826	36,839	(2,844)	(6)	8,143	22
Allowance for loan losses	(103,283)	(102,346)	(85,711)	(937)	(1)	(17,572)	(21)
Unearned interest and deferred fees	(15,062)	(14,938)	(6,660)	(124)	(1)	(8,402)	(126)
Loans, net	5,497,211	5,409,714	5,499,722	87,497	2	(2,511)	(0)

Customers' liabilities under acceptances	71,091	97,805	13,656	(26,714)	(27)	57,435	421
Derivative financial instruments assets	1,397	2,102	6,379	(705)	(34)	(4,982)	(78)

Property and equipment, net	22,513	23,158	6,958	(645)	(3)	15,555	224
Intangibles, net	1,417	1,469	4,790	(52)	(4)	(3,373)	(70)
Investment properties	0	0	3,971	0	n.m. (*)	(3,971)	(100)
Other assets	8,345	5,996	10,838	2,349	39	(2,493)	(23)

Total assets	$6,575,554	$6,450,342	$6,331,074	$125,212	2%	$244,480	4%

Liabilities

Demand deposits	$69,655	$21,937	$20,001	$47,718	218%	$49,654	248%
Time deposits	2,944,833	2,725,637	2,969,001	219,196	8	(24,168)	(1)
	3,014,488	2,747,574	2,989,002	266,914	10	25,486	1
Interest payable	8,078	10,399	8,956	(2,321)	(22)	(878)	(10)
Total deposits	3,022,566	2,757,973	2,997,958	264,593	10	24,608	1

Securities sold under repurchase agreement	28,231	28,232	0	(1)	(0)	28,231	n.m. (*)
Borrowings and debt, net	2,405,151	2,513,208	2,218,142	(108,057)	(4)	187,009	8
Interest payable	9,948	12,296	6,997	(2,348)	(19)	2,951	42

Customers' liabilities under acceptances	71,091	97,805	13,656	(26,714)	(27)	57,435	421
Derivative financial instruments liability	20,801	29,262	30,064	(8,461)	(29)	(9,263)	(31)
Allowance for loan commitments and financial guarantee contract losses	2,554	2,702	1,652	(148)	(5)	902	55
Other liabilities	12,697	11,930	15,226	767	6	(2,529)	(17)

Total liabilities	$5,573,039	$5,453,408	$5,283,695	$119,631	2%	$289,344	5%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(59,669)	(60,947)	(58,635)	1,278	2	(1,034)	(2)
Additional paid-in capital in excess of assigned value of common stock	119,477	120,318	119,059	(841)	(1)	418	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	123,957	0	0	12,062	10
Retained earnings	434,111	427,064	485,724	7,047	2	(51,613)	(11)
Other comprehensive income	(2,613)	(710)	2,084	(1,903)	(268)	(4,697)	(225)

Total equity	$1,002,515	$996,934	$1,047,379	$5,581	1%	$(44,864)	(4)%

Total liabilities and equity	$6,575,554	$6,450,342	$6,331,074	$125,212	2%	$244,480	4%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2019	March 31, 2019	June 30, 2018	CHANGE	%	CHANGE	%

Net Interest Income:
Interest income	$70,530	$73,554	$61,919	$(3,024)	(4)%	$8,611	14%
Interest expense	(42,599)	(45,534)	(34,030)	2,935	6	(8,569)	(25)

Net Interest Income	27,931	28,020	27,889	(89)	(0)	42	0

Other income:
Fees and commissions, net	5,128	2,350	5,032	2,778	118	96	2
Gain (loss) on financial instruments, net	63	756	(796)	(693)	(92)	859	108
Other income, net	512	945	530	(433)	(46)	(18)	(3)
Total other income, net	5,703	4,051	4,766	1,652	41	937	20

Total revenues	33,634	32,071	32,655	1,563	5	979	3

Impairment loss on financial instruments	(811)	(942)	(1,771)	131	14	960	54
Impairment loss on non-financial assets	0	0	(2,888)	0	n.m. (*)	2,888	100

Operating expenses:
Salaries and other employee expenses	(5,829)	(6,311)	(6,083)	482	8	254	4
Depreciation of equipment and leasehold improvements	(705)	(691)	(319)	(14)	(2)	(386)	(121)
Amortization of intangible assets	(191)	(164)	(337)	(27)	(16)	146	43
Other expenses	(3,826)	(2,718)	(4,631)	(1,108)	(41)	805	17
Total operating expenses	(10,551)	(9,884)	(11,370)	(667)	(7)	819	7

Profit for the period	$22,272	$21,245	$16,626	$1,027	5%	$5,646	34%

PER COMMON SHARE DATA:
Basic earnings per share	$0.56	$0.54	$0.42
Diluted earnings per share	$0.56	$0.54	$0.42
Book value (period average)	$25.21	$25.45	$26.34
Book value (period end)	$25.31	$25.21	$26.42

Weighted average basic shares	39,553	39,542	39,626
Weighted average diluted shares	39,553	39,559	39,651
Basic shares period end	39,602	39,544	39,638

PERFORMANCE RATIOS:
Return on average assets	1.43%	1.31%	1.07%
Return on average equity	9.0%	8.6%	6.4%
Net interest margin	1.81%	1.74%	1.81%
Net interest spread	1.22%	1.16%	1.31%
Efficiency Ratio	31.4%	30.8%	34.8%
Operating expenses to total average assets	0.68%	0.61%	0.73%

(*)	"n.m." means not meaningful.

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2019	June 30, 2018	CHANGE	%

Net Interest Income:
Interest income	$144,084	$119,356	$24,728	21%
Interest expense	(88,133)	(64,877)	(23,256)	(36)

Net Interest Income	55,951	54,479	1,472	3

Other income:
Fees and commissions, net	7,478	8,091	(613)	(8)
Gain on financial instruments, net	819	183	636	348
Other income, net	1,457	645	812	126
Total other income, net	9,754	8,919	835	9

Total revenues	65,705	63,398	2,307	4

Impairment loss on financial instruments	(1,753)	(3,702)	1,949	53
Impairment loss on non-financial assets	0	(2,888)	2,888	100

Operating expenses:
Salaries and other employee expenses	(12,140)	(16,177)	4,037	25
Depreciation of equipment and leasehold improvements	(1,396)	(642)	(754)	(117)
Amortization of intangible assets	(355)	(675)	320	47
Other expenses	(6,544)	(8,190)	1,646	20
Total operating expenses	(20,435)	(25,684)	5,249	20

Profit for the year	$43,517	$31,124	$12,393	40%

PER COMMON SHARE DATA:
Basic earnings per share	$1.10	$0.79
Diluted earnings per share	$1.10	$0.79
Book value (period average)	$25.33	$26.40
Book value (period end)	$25.31	$26.42

Weighted average basic shares	39,548	39,547
Weighted average diluted shares	39,548	39,572
Basic shares period end	39,602	39,638

PERFORMANCE RATIOS:
Return on average assets	1.37%	0.99%
Return on average equity	8.8%	6.0%
Net interest margin	1.77%	1.75%
Net interest spread	1.19%	1.29%
Efficiency Ratio	31.1%	40.5%
Operating expenses to total average assets	0.64%	0.82%

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2019			March 31, 2019			June 30, 2018
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$678,793	4,181	2.44%	$877,224	5,357	2.44%	$689,288	$3,225	1.85%
Securities at fair value through OCI	16,159	155	3.79	20,022	250	4.99	16,291	143	3.47
Securities at amortized cost (1)	72,231	634	3.47	83,194	692	3.33	71,467	521	2.88
Loans, net of unearned interest	5,424,563	65,560	4.78	5,551,698	67,255	4.85	5,398,233	58,030	4.25

TOTAL INTEREST EARNING ASSETS	$6,191,745	$70,530	4.51%	$6,532,138	$73,554	4.50%	$6,175,279	$61,919	3.97%

Allowance for expected credit losses on loans	(102,002)			(98,896)			(86,664)
Non interest earning assets	152,828			132,896			132,226

TOTAL ASSETS	$6,242,572			$6,566,137			$6,220,841

INTEREST BEARING LIABILITIES
Deposits	2,820,686	$18,896	2.65%	2,658,892	$17,693	2.66%	$3,130,345	$16,388	2.07%
Securities sold under repurchase agreement and short-term borrowings and debt	1,030,652	9,851	3.78	1,389,071	12,079	3.48	820,052	6,293	3.04
Long-term borrowings and debt, net (2)	1,284,312	13,852	4.27	1,390,923	15,762	4.53	1,121,591	11,349	4.00

TOTAL INTEREST BEARING LIABILITIES	$5,135,650	$42,599	3.28%	$5,438,886	$45,534	3.35%	$5,071,988	$34,030	2.65%

Non interest bearing liabilities and other liabilities	$109,618			$120,890			$104,978

TOTAL LIABILITIES	5,245,268			5,559,776			5,176,966

EQUITY	997,304			1,006,362			1,043,875

TOTAL LIABILITIES AND EQUITY	$6,242,572			$6,566,137			$6,220,841

NET INTEREST SPREAD			1.22%			1.16%			1.31%

NET INTEREST INCOME AND NET INTEREST MARGIN		$27,931	1.81%		$28,020	1.74%		$27,889	1.81%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2019			June 30, 2018
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$777,461	9,538	2.44%	$720,783	$6,164	1.70%
Securities at fair value through OCI	18,080	405	4.45	16,471	266	3.21
Securities at amortized cost (1)	77,682	1,326	3.40	70,158	1,006	2.85
Loans, net of unearned interest	5,487,779	132,815	4.81	5,486,946	111,920	4.06

TOTAL INTEREST EARNING ASSETS	$6,361,002	$144,084	4.51%	$6,294,358	$119,356	3.77%

Allowance for expected credit losses on loans	(100,458)			(84,083)
Non interest earning assets	142,917			123,653

TOTAL ASSETS	$6,403,461			$6,333,928

INTEREST BEARING LIABILITIES
Deposits	$2,740,236	$36,589	2.66%	$3,176,735	$30,392	1.90%
Securities sold under repurchase agreement and short-term borrowings and debt	1,208,872	21,930	3.61	902,039	12,868	2.84
Long-term borrowings and debt, net (2)	1,337,323	29,614	4.40	1,116,627	21,617	3.85

TOTAL INTEREST BEARING LIABILITIES	$5,286,430	$88,133	3.32%	$5,195,401	$64,877	2.48%

Non interest bearing liabilities and other liabilities	$115,223			$94,676

TOTAL LIABILITIES	5,401,653			5,290,077

EQUITY	1,001,808			1,043,851

TOTAL LIABILITIES AND EQUITY	$6,403,461			$6,333,928

NET INTEREST SPREAD			1.19%			1.29%

NET INTEREST INCOME AND NET INTEREST MARGIN		$55,951	1.77%		$54,479	1.75%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/19	JUN 30/19	MAR 31/19	DEC 31/18	SEP 30/18	JUN 30/18	JUN 30/18

Net Interest Income:
Interest income	$144,084	$70,530	$73,554	$74,114	$65,020	$61,919	$119,356
Interest expense	(88,133)	(42,599)	(45,534)	(46,146)	(37,724)	(34,030)	(64,877)

Net Interest Income	55,951	27,931	28,020	27,968	27,296	27,889	54,479

Other income:
Fees and commissions, net	7,478	5,128	2,350	5,402	3,692	5,032	8,091
Gain (loss) on financial instruments, net	819	63	756	253	(1,445)	(796)	183
Other income, net	1,457	512	945	461	564	530	645

Total other income, net	9,754	5,703	4,051	6,116	2,811	4,766	8,919

Total revenues	65,705	33,634	32,071	34,084	30,107	32,655	63,398

(Impairment loss) recovery on financial instruments	(1,753)	(811)	(942)	1,321	(55,134)	(1,771)	(3,702)
Impairment loss on non-financial assets	0	0	0	(2,289)	(4,841)	(2,888)	(2,888)
Total operating expenses	(20,435)	(10,551)	(9,884)	(12,383)	(10,851)	(11,370)	(25,684)

Profit (loss) for the period	$43,517	$22,272	$21,245	$20,733	$(40,719)	$16,626	$31,124

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.10	$0.56	$0.54	$0.52	$(1.03)	$0.42	$0.79

PERFORMANCE RATIOS
Return on average assets	1.37%	1.43%	1.31%	1.20%	-2.58%	1.07%	0.99%
Return on average equity	8.8%	9.0%	8.6%	8.3%	-15.5%	6.4%	6.0%
Net interest margin	1.77%	1.81%	1.74%	1.61%	1.74%	1.81%	1.75%
Net interest spread	1.19%	1.22%	1.16%	1.08%	1.20%	1.31%	1.29%
Efficiency Ratio	31.1%	31.4%	30.8%	36.3%	36.0%	34.8%	40.5%
Operating expenses to total average assets	0.64%	0.68%	0.61%	0.71%	0.69%	0.73%	0.82%

EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/19	JUN 30/18	JUN 30/19	MAR 31/19	JUN 30/18

COMMERCIAL BUSINESS SEGMENT:

Net interest income	$55,364	$54,957	$27,576	$27,787	$27,847
Other income	8,120	7,988	5,522	2,598	5,437
Total revenues	63,484	62,945	33,098	30,385	33,284
Impairment loss on financial instruments	(1,744)	(3,749)	(776)	(968)	(1,793)
Impairment loss on non-financial assets	0	(2,888)	0	0	(2,888)
Operating expenses	(15,460)	(19,567)	(8,149)	(7,310)	(8,806)

Profit for the segment	$46,280	$36,741	$24,173	$22,107	$19,797

Segment assets	5,582,825	5,522,843	5,582,825	5,522,790	5,522,843

TREASURY BUSINESS SEGMENT:

Net interest income	$587	$(478)	$355	$233	$42
Other income (expense)	1,634	931	181	1,453	(671)
Total revenues	2,221	453	536	1,686	(629)
Recovery on financial instruments	(9)	47	(35)	26	22
Operating expenses	(4,975)	(6,117)	(2,402)	(2,574)	(2,564)

Loss for the segment	$(2,763)	$(5,617)	$(1,901)	$(862)	$(3,171)

Segment assets	960,489	785,683	960,489	896,984	785,683

TOTAL:

Net interest income	$55,951	$54,479	$27,931	$28,020	$27,889
Other income	9,754	8,919	5,703	4,051	4,766
Total revenues	65,705	63,398	33,634	32,071	32,655
Impairment loss on financial instruments	(1,753)	(3,702)	(811)	(942)	(1,771)
Impairment loss on non-financial assets	0	(2,888)	0	0	(2,888)
Operating expenses	(20,435)	(25,684)	(10,551)	(9,884)	(11,370)

Profit for the period	$43,517	$31,124	$22,272	$21,245	$16,626

Total segment assets	6,543,314	6,308,526	6,543,314	6,419,774	6,308,526
Unallocated assets	32,240	22,548	32,240	30,568	22,548
Total assets	6,575,554	6,331,074	6,575,554	6,450,342	6,331,074

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2019		March 31, 2019		June 30, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$383	6	$570	9	$555	9	$(187)	$(172)
BOLIVIA	1	0	0	0	10	0	1	(9)
BRAZIL	995	16	1,089	18	1,049	17	(94)	(54)
CHILE	482	8	221	4	193	3	261	289
COLOMBIA	717	11	762	12	773	13	(45)	(56)
COSTA RICA	353	6	319	5	367	6	34	(14)
DOMINICAN REPUBLIC	416	7	408	7	270	4	8	146
ECUADOR	433	7	406	7	383	6	27	50
EL SALVADOR	56	1	54	1	31	0	2	25
GUATEMALA	344	5	305	5	300	5	39	44
HONDURAS	85	1	42	1	79	1	43	6
JAMAICA	56	1	0	0	57	1	56	(1)
MEXICO	920	15	912	15	906	15	8	14
NICARAGUA	0	0	0	0	25	0	0	(25)
PANAMA	408	6	548	9	505	8	(140)	(97)
PARAGUAY	135	2	150	2	69	1	(15)	66
PERU	136	2	83	1	233	4	53	(97)
TRINIDAD & TOBAGO	200	3	124	2	183	3	76	17
URUGUAY	23	0	0	0	58	1	23	(35)
OTHER NON-LATAM (1)	154	2	103	2	102	2	51	52

TOTAL CREDIT PORTFOLIO (2)	$6,297	100%	$6,096	100%	$6,148	100%	$201	$149

UNEARNED INTEREST AND DEFERRED FEES	(15)		(15)		(7)		0	(8)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,282		$6,081		$6,141		$201	$141

(1)	Risk in countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region and which do not exceed individually 2% of total exposure.

(2)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2019		March 31, 2019		June 30, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$383	6	$570	9	$555	9	$(187)	$(172)
BOLIVIA	1	0	0	0	10	0	1	(9)
BRAZIL	990	16	1,085	18	1,045	17	(95)	(55)
CHILE	477	8	216	4	188	3	261	289
COLOMBIA	702	11	746	12	744	12	(44)	(42)
COSTA RICA	353	6	319	5	367	6	34	(14)
DOMINICAN REPUBLIC	416	7	408	7	270	4	8	146
ECUADOR	433	7	406	7	383	6	27	50
EL SALVADOR	56	1	54	1	31	1	2	25
GUATEMALA	344	6	305	5	300	5	39	44
HONDURAS	85	1	42	1	79	1	43	6
JAMAICA	56	1	0	0	57	1	56	(1)
MEXICO	893	14	885	15	879	15	8	14
NICARAGUA	0	0	0	0	25	0	0	(25)
PANAMA	380	6	518	9	484	8	(138)	(104)
PARAGUAY	135	2	150	2	69	1	(15)	66
PERU	136	2	83	1	233	4	53	(97)
TRINIDAD & TOBAGO	192	3	116	2	175	3	76	17
URUGUAY	23	0	0	0	58	1	23	(35)
OTHER NON-LATAM (1)	154	2	103	2	102	2	51	52

TOTAL COMMERCIAL PORTFOLIO (2)	$6,209	100%	$6,006	100%	$6,054	100%	$203	$155

UNEARNED INTEREST AND DEFERRED FEES	(15)		(15)		(7)		0	(8)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,194		$5,991		$6,047		$203	$147

(1)	Risk in countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region and which do not exceed individually 2% of total exposure.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT X

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2019		March 31, 2019		June 30, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$5	5	$4	5	$4	5	$1	$1
CHILE	5	6	5	6	5	5	0	0
COLOMBIA	15	17	16	17	29	30	(1)	(14)
MEXICO	27	30	27	30	27	28	0	0
PANAMA	28	32	30	34	21	23	(2)	7
TRINIDAD & TOBAGO	8	9	8	9	8	9	0	0

TOTAL INVESTMENT PORTOFOLIO (1)	$88	100%	$90	100%	$94	100%	$(2)	$(6)

(1)	Includes securities at fair value through OCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	2019	2018	2Q19	1Q19	2Q18	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$143	$458	$27	$116	$326	$(315)	$(89)	$(299)
BOLIVIA	0	10	0	0	10	(10)	0	(10)
BRAZIL	355	443	149	206	327	(88)	(57)	(178)
CHILE	538	328	373	165	143	210	208	230
COLOMBIA	681	665	323	358	385	16	(35)	(62)
COSTA RICA	208	248	114	94	90	(40)	20	24
DOMINICAN REPUBLIC	304	306	56	248	189	(2)	(192)	(133)
ECUADOR	405	500	240	165	313	(95)	75	(73)
EL SALVADOR	55	40	20	35	19	15	(15)	1
GUATEMALA	270	238	218	52	167	32	166	51
HONDURAS	81	56	68	13	38	25	55	30
JAMAICA	99	164	99	0	97	(65)	99	2
MEXICO	1,774	2,557	864	910	1,146	(783)	(46)	(282)
NICARAGUA	0	35	0	0	35	(35)	0	(35)
PANAMA	355	399	165	190	321	(44)	(25)	(156)
PARAGUAY	91	64	62	29	36	27	33	26
PERU	110	703	76	34	343	(593)	42	(267)
TRINIDAD & TOBAGO	126	100	126	0	23	26	126	103
URUGUAY	25	8	12	13	8	17	(1)	4
OTHER NON-LATAM (1)	71	505	46	25	262	(434)	21	(216)

TOTAL LOAN DISBURSED (2)	$5,691	$7,827	$3,038	$2,653	$4,278	$(2,136)	$385	$(1,240)

(1)	Risk in countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.